(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 __________________ FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-30267

CUSIP NUMBER: 68573C

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Orchid Cellmark Inc.
Full Name of Registrant

Orchid BioSciences, Inc.
Former Name if Applicable

4390 US Route One
Address of Principal Executive Office (Street and Number)

Princeton, NJ 08540
City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the period ended December 31, 2005 within the prescribed time period without unreasonable effort or expense because it is experiencing a delay in the completion of the audit of its 2005 consolidated financial statements, which is primarily due to an assessment of the recoverability of certain intangible assets and the amount of internal and external audit work needed to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Raymond J. Land	(609)	750-2200
Senior Vice President and Chief Financial Officer	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its consolidated statement of operations for the fiscal year ended December 31, 2005, the Registrant will report total revenues of between $61 and $62 million, primarily due to lower than anticipated production capacity, down from $62.5 million for the year ended December 31, 2004. The Registrant estimates an operating loss, excluding restructuring and impairment charges, of approximately $8.0 million for the year ended December 31, 2005, up from an operating loss, excluding restructuring and impairment charges, of approximately $5.3 million for the year ended December 31, 2004. The Registrant is not able to make a reasonable estimate as to net loss for the fiscal year ended December 31, 2005 due to its continuing assessment of the recoverability of certain intangible assets.

The Registrant believes that the non-GAAP financial measure “operating loss, excluding restructuring and impairment charges” set forth in the information above provides investors with useful information regarding the Registrant’s financial condition and results of operations because this measure reflects the ongoing results of its operations. Also, this information is used by the Registrant’s management for internal review of its performance. The non-GAAP financial measure’s most comparable GAAP financial measure is operating loss. The above non-GAAP financial measure is not intended to supersede or replace the Registrant’s GAAP results or expectations.

Orchid Cellmark Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2006	By:	/s/ Raymond J. Land
Raymond J. Land Senior Vice President and Chief Financial Officer